

Mail Stop 4561

December 22, 2006

Robert D. Burke
Chief Executive Officer and President
Art Technology Group, Inc.
One Main Street
Cambridge, Massachusetts 02142

Re: Art Technology Group, Inc.
        Form S-3
        Filed on December 8, 2006
        File No. 333-139205

        Form 10-K for the fiscal year ended December 31, 2005
        Filed March 16, 2005
        File No. 0-26679

Dear Mr. Burke:

        We have limited our review of your filing to those issues we have addressed in
our comments. Where indicated, we think you should revise your documents in response
to these comments. If you disagree, we will consider your explanation as to why our
comments are inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. In some of our comments, we may ask you to provide us
with information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-3</u>

<u>Selling Stockholders, page 2</u>

1. Please identify the natural person or persons who exercise voting and/or dispositive
    power over the shares held of record by *all* non-natural persons. For example, but
    without limitation, it does not appear that you disclose the natural person or persons

who exercise voting and/or dispositive power over Trinity SBIC, Cloquet Capital Partners, Epoch Holdings and Teleglobe America. See Rule 13d-3, by analogy, Item 507 of Regulation S-B, Interpretation I.60 of the Division of Corporation Finance's telephone Interpretations manual of July 1997, and Interpretation 4S of the Regulation S-K section of the supplement to the Division of Corporation Finance's telephone interpretation manual of March 1999. Alternatively, advise whether you plan to include this natural person disclosure in a prospectus supplement following effectiveness.

2. Please advise whether any of your selling stockholders are broker-dealers or affiliates of broker-dealers. If any of the selling stockholders are broker-dealers and they acquired shares otherwise than as compensation for investment banking services, please revise your disclosure to specifically name them as underwriters.

3. If any of your selling stockholders are affiliates of registered broker-dealers, please revise your prospectus to state whether the sellers purchased in the ordinary course of business, and whether at the time of the purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Plan of Distribution, page 4

4. We note that you indicate that the selling shareholders may engage in short sales. Supplementally confirm that you are aware and the selling shareholders are aware of Telephone Interp. A. 65 (July 1997) on this matter, which is publicly available on our website.

5. We note that you disclose that the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. Please revise to more completely describe the types of hedging transactions that your selling stockholders may enter into and explain any potential application and restrictions placed on these activities by Regulation M.

Form 10-K for the fiscal year ended December 31, 2005

Item 9A. Controls and Procedures, page 77

6. You disclose that your disclosure controls and procedures were "(1) designed to ensure that material information relating to our company, including our consolidated subsidiaries, is made known to our chief executive officer and chief financial officer by others within those entities, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time

periods specified in the SEC's rules and forms." However, Item 307 requires that your principal executive officer and principal financial officer evaluate the effectiveness of your disclosure controls and procedures as defined by paragraph (e) of 13a-15 or 15d-15. In this regard, your text does not disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of Art Technology's disclosure controls and procedures as required. Accordingly, tell us whether Art Technology's disclosure controls and procedures were effective as defined in the above referenced rules as of the end of the period covered by your 10-K for the fiscal year ended December 31, 2005 and confirm that Art Technology will evaluate its disclosure controls and procedures required by these rules in all future reports.

7. We note that this report does not provide the disclosure required by Item 308(c) of Regulation S-K, regarding changes in internal control over financial reporting that occurred during Art Technology's last fiscal quarter. Please advise us of the basis for your belief that the filings complies with Rule 12b-13. In this regard, please revise whether Art Technology had any change in its internal control over financial reporting that occurred during the fourth quarter of fiscal 2005 that has materially affected, or is reasonably likely to materially affect its internal control over financial reporting. Further, provide us with a representation that the company will disclose the information required by Item 308(c) of Regulation S-K in all applicable future filings.

8. We note your statement that "In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the control system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events and the application of judgment in evaluating the cost-benefit relationship of possible controls and procedures." Please confirm that if you continue to provide this disclosure in your future reports that you will disclose, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures and related disclosure in your future reports. Please refer to II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at www.sec.gov.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Werbitt at (202) 551-3456 or me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: John D. Patterson, Jr.
        Robert W. Sweet, Jr.
        Foley Hoag LLP
        155 Seaport Boulevard
        Boston, Massachusetts 02210